CONSENT OF QUALIFIED PERSON

Jay Melnyk, P.Eng.
AMEC Americas Limited
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3
Tel (604) 664-3030
Fax (604) 664-3057
jay.melnyk@amec.com

To:

British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers du Quebec

Re: Nevsun Resources Ltd. Press Release Dated 28 March 2011 entitled "Nevsun Increases Mineable Reserves at Bisha by 40% Using Updated Metal Prices" and the Nevsun Resources Ltd. 2011 Annual Information Form Filing.

I, Jay Melnyk, P.Eng., consent to the public filing of Sections 17.2, 17.3, 18.1, 18.4 to 18.10, and those portions of the Summary, Conclusions and Recommendations that pertain to those sections of the technical report entitled "Nevsun Resources Limited, Bisha Polymetallic Operation Eritrea, Africa, NI 43-101 Technical Report" (the "Technical Report"), dated 1 January 2011, and revised 29 March 2011.

I consent to extracts from, or a summary of, the Technical Report in the Nevsun Resources Ltd. Press Release dated 28 March 2011 entitled "Nevsun Increases Mineable Reserves at Bisha by 40% Using Updated Metal Prices" (the "Press Release"), and to extracts from, or a summary of, the Technical Report in the Nevsun Resources Ltd. 2011 Annual Information Form filing (the "AIF").

I confirm that I have read the Press Release and the AIF and that they fairly and accurately represent the information in the Technical Report that supports the disclosures.

"Signed"
Jay Melnyk, P.Eng.

Dated
29 March 2011